John Hancock Tax-Advantaged Dividend Income Fund

John Hancock Tax-Advantaged Global Shareholder Yield Fund
601 Congress Street
Boston, Massachusetts 02210

October 12, 2016

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Sonny Oh

Re:	John Hancock Tax-Advantaged Dividend Income Fund

John Hancock Tax-Advantaged Global Shareholder Yield Fund (each a “Fund” and together the “Funds”)

Definitive Proxy Statement on Schedule 14A

Dear Mr. Oh:

We submit this letter in response to comments received by telephone on September 29, 2016, from the staff of the Securities and Exchange Commission (the “SEC”) with respect to the preliminary proxy statement filed on Schedule 14A on September 22, 2016 (the “Proxy Statement”) for each Fund.

We believe that the disclosure changes made in response to the comments discussed in this letter are fully responsive to the Staff’s comments, and resolve any matters raised.

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Proxy Statement. Also, unless otherwise noted, the following comments and responses relate to each Fund.

1.	Comment — Please add disclosure regarding any dissenters’ rights of appraisal as required by Item 3 of Schedule 14A.

Response — The Proxy Statement has been revised to include the following disclosure under the heading “Required Vote For Proposals 1(a) and 1(b)”: “Shareholders do not have appraisal rights in connection with the proposals in this Proxy Statement.”

2.	Comment — Please state the name and address of the Funds’ Distributor as required by Item 22(a)(3)(i) of Schedule 14A.

Response — The Proxy Statement has been revised to include the following disclosure under the heading “The Funds’ Advisor, Administrator, Distributor and Subadvisors”: “An affiliate of the Advisor, John Hancock Funds, LLC, located at 601 Congress Street, Boston, Massachusetts 02210, serves as a distributor to HTY in connection with the fund’s shelf offering program.”

3.	Comment — Please confirm that the information required by Item 6(d) of Schedule 14A with respect to security ownership is most recent information available as of the Record Date.

Response — The Funds confirm that such information is the most recent information available as of the Record Date.

Page 2 October 12, 2016

4.	Comment — Under the section “PROPOSALS 1(A) AND 1(B) – APPROVAL OF NEW SUBADVISORY AGREEMENTS” starting on page 3 of the Proxy Statement, please make the following changes:

a.	Under the heading “Introduction,” in the first paragraph, please disclose whether it is anticipated that subadvisory fees will change under the New Agreements.

Response — The Proxy Statement has been revised to clarify that subadvisory fees will not change under the New Agreements.

b.	Once terms are defined, please use defined terms consistently throughout the Proxy Statement.

Response — The Proxy Statement has been revised in response to this comment.

c.	Please revise the section comparing the Current and New Agreements starting on page 4 of the Proxy Statement to include a comparison of the Prior and New Agreements. For example, please clarify (i) whether the Prior and New Agreements are substantially the same and (ii) that the Current Agreements are continuations of the Prior Agreements pursuant to Rule 15a-4 of the 1940 Act.

Response — The Proxy Statement has been revised to include the Prior Agreements in the discussion of the similarities and differences between the Agreements, including disclosure that (i) with the exception of certain disclosed differences, the Prior and New Agreements are substantially the same and (ii) with the exception of differences required by Rule 15a-4, the Prior and Current Agreements are substantially the same.

5.	Comment — In the last paragraph under the heading “Board’s Evaluation and Recommendation” on page 6 of the Proxy Statement, please provide cross references to Appendix C and Appendix D. Please also cross-reference Appendix A and Appendix B in the appropriate section of the Proxy Statement.

Response — The Funds respectfully note that Appendix C and Appendix D are cross-referenced in the first paragraph under this heading, and therefore respectfully decline to make any changes in response to this comment. The Proxy Statement has been revised to add cross-references to Appendix A and Appendix B under the heading “Introduction.”

6.	Comment — Under the heading “Required Vote for Proposals 1(a) and 1(b)” starting on page 6 of the Proxy Statement, please clarify whether approval of each proposal is dependent upon approval of the other, and the consequences of only one or the other proposals being approved.

Response — The Proxy Statement has been revised to add the following disclosure: “Proposal 1(a) and Proposal 1(b) are separate and independent proposals, and approval and implementation of one is not contingent on approval and implementation of the other.”

7.	Comment — Under the heading “Solicitation of Proxies” on page 8 of the Proxy Statement, please disclose the full name of Broadridge, what type of company Broadridge is, and who will pay the cost of any proxy solicitation.

Response — The Proxy Statement has been revised in response to this comment.

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The staff has requested that the Trust provide the following representations in its response to the staff’s comments:

In connection with the Proxy Statement, each Fund acknowledges that:

1.	The Fund is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

2.	Staff comments or changes to disclosure in response to staff comments in the Proxy Statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the Proxy Statement; and

3.	The Fund may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

Thank you for your attention to these matters. If you have any questions, please call me at (617) 572-0138.

Sincerely,

/s/ Ariel Ayanna
Ariel Ayanna
Assistant Secretary